SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2009

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding the poll results of the extraordinary general meeting held on December 29, 2009, dated December 29, 2009	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 30, 2009	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

EXTRAORDINARY GENERAL MEETING HELD ON 29 DECEMBER 2009 –

POLL RESULTS

The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the EGM held on 29 December 2009.

Reference is made to the circular (the “Circular”) and the notice of the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) dated 13 November 2009. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as ascribed to them in the Circular and the notice of the extraordinary general meeting.

Results of the EGM

The Board of directors of the Company (the “Board”) is pleased to announce that all the proposed resolutions were duly passed by the Shareholders by way of poll at the extraordinary general meeting (the “EGM”) of the Company held on 29 December 2009 at No. 31 Jinrong Street, Xicheng District, Beijing, PRC.

As of the date of the EGM, the total number of issued shares of the Company was 80,932,368,321. As explained in the Circular, China Telecommunications Corporation, the controlling shareholder of the Company, holding an aggregate of 57,377,053,317 shares (representing approximately 70.89% of the total number of issued shares of the Company), was required to abstain from voting on the ordinary resolutions numbered 1, 2 and 3 in respect of the continuing connected transactions and the Strategic Agreement contemplated with China Telecommunications Corporation and/or its associates. There were no restrictions on any other Shareholders casting votes on any of the proposed resolutions at the EGM. Accordingly, the total number of shares entitling the holders to attend and vote for or against the ordinary resolutions numbered 1, 2 and 3 at the EGM was 23,555,315,004, representing approximately 29.11% of the total number of issued shares of the Company, while the total number of shares entitling the holders to attend and vote for or against the ordinary resolution numbered 4 and the special resolution numbered 5 was 80,932,368,321, representing all the issued shares of the Company. The EGM was held in compliance with the requirements of the Company Law of the People’s

Republic of China and the provisions of the Articles of Association of the Company. China Telecommunications Corporation had abstained from voting on the proposed ordinary resolutions numbered 1, 2 and 3 at the EGM.

The poll results in respect of the proposed resolutions at the EGM were as follows:

No. of votes (%)
Ordinary Resolutions		For	Against
1.	Ordinary resolution numbered 1 of the Notice of the Extraordinary General Meeting dated 13 November 2009 (to approve the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements) and the proposed Annual Cap)	15,815,991,422 (99.5321%)	74,348,000 (0.4679%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	Ordinary resolution numbered 2 of the Notice of the Extraordinary General Meeting dated 13 November 2009 (to approve the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements) and the proposed Annual Cap)	15,815,949,422 (99.5318%)	74,400,000 (0.4682%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3.	Ordinary resolution numbered 3 of the Notice of the Extraordinary General Meeting dated 13 November 2009 (to approve the continuing connected transactions contemplated under the Strategic Agreement and its Supplemental Agreement (as amended by the 2009 Supplemental Agreement))	15,815,943,222 (99.5316%)	74,433,000 (0.4684%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.	Ordinary resolution numbered 4 of the Notice of the Extraordinary General Meeting dated 13 November 2009 (to approve the election of Mr. Miao Jianhua as a Supervisor of the Company)	73,072,541,895 (99.7371%)	192,593,844 (0.2629%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
Special Resolution		No. of votes (%)
		For	Against
5.	Special resolution numbered 5 of the Notice of Extraordinary General Meeting dated 13 November 2009 (to approve the amendments to the Articles of Association of the Company.)	73,266,967,739 (99.9994%)	432,000 (0.0006%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the EGM.

CHANGE OF SUPERVISORS

The appointment of Mr. Miao Jianhua as a Supervisor of the Company was approved at the EGM and the term of office commences from 29 December 2009 until the annual general meeting of the Company for the year 2010 to be held in year 2011. The Company will enter into a service contract with Mr. Miao Jianhua and the Supervisory Committee will determine the remuneration of Mr. Miao with reference to his duties, responsibilities, experiences as well as current market conditions.

As mentioned in the announcement of the Company dated 29 October 2009 and the Circular dated 13 November 2009, Mr. Xiao Jinxue proposed to resign from his position as the Supervisor of the Company due to a change in job responsibility. Mr. Xiao’s resignation becomes effective on 29 December 2009 (after the approval of the appointment of Mr. Miao Jianhua as the new Supervisor at the EGM of the Company). Mr. Xiao has confirmed that he has no disagreement with the Board and that there are no other matters, in relation to his resignation, that need to be brought to the attention of the Shareholders of the Company. The Board takes this opportunity to express its gratitude for the valuable contribution of Mr. Xiao to the Company during his tenure of office.

Mr. Miao Jianhua, age 57, is the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Miao holds a master degree in management from the Australian National University. Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as Director of the Inspection Bureau of the former MPT and the MII. Mr. Miao also served as the General Manager of the Human Resources Department of China Network Communications Group Corporation and China Netcom Group Corporation (Hong Kong) Limited, Assistant to President of China Network Communications Group Corporation, Executive Director and the Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, the head of the Discipline Inspection Division and the chairman of the union of China United Telecommunications Corporation, Executive Director of China Unicom Limited, Chairman of the Supervisory Committee of China United Telecommunications Corporation Limited. Mr. Miao is a senior economist and has extensive management experience in working for the government and enterprises in the PRC.

Save as disclosed herein, Mr. Miao Jianhua has not held any directorship in any other listed companies nor taken up any post in any affiliated companies of the Company in the past three years, nor any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Miao Jianhua has no equity interest in the Company within the meaning of Part XV of the SFO. Saved as disclosed above, there is no other information relating to the appointment of Mr. Miao to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor any matter which needs to be brought to the attention of the Shareholders of the Company.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC, 29 December 2009

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.